Exhibit 99.2

Q2 FY24 Results:

Mytheresa posts positive growth and strong financial results outperforming a consolidating market

•	Solid Growth with Net Sales growing +8.3% on a constant currency basis (+3.6% on an IFRS basis) despite challenging macro environment in Q2 FY24
•	US Market Outperformance with excellent Net Sales growth of +17.4% and +47.6% growth of US Top Customers in Q2 FY24
•	Continued global Top Customers Growth with number of Top Customers growing by +15.6% in Q2 FY24
•	New record high of Average Order Value LTM increasing by +5.4% to €672 in Q2 FY24
•	Leading profitability during the quarter with an adjusted EBITDA margin of 4.0%

MUNICH, Germany (February 15, 2024) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its second quarter fiscal year 2024 ended December 31, 2023. The luxury multi-brand digital platform reported solid financials posting positive growth and profitability clearly outperforming a consolidating market.

Mytheresa’s second quarter highlights include a strong double-digit revenue growth in the United States, double-digit global Top Customer growth, highly impactful Top Customer events around the globe and excellent service performance resulting in a customer NPS over 80%.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are pleased with our results in a challenging macro environment. With positive revenue growth and positive adjusted EBITDA in the second quarter, we not only surpassed market expectations but also outperformed almost all competitors. Our resilient business model and our clear focus on the high-spending, wardrobe-building top customers allow us to win market share in the current market environment and we are thus well positioned to benefit and accelerate when market conditions will improve.”

Kliger continued, “We are very confident about the medium-term outlook for the company given the very positive projections for the digital luxury sector and our competitive strength. We believe that Mytheresa offers the best digital luxury shopping experience for big-spending consumers and true luxury brands.”

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2023

•	Net sales increase of 8.3% on a constant currency basis (3.6% on an IFRS basis) year-over-year to €197.0 million
•	GMV growth of 5.9% on a constant currency basis (1.5% on an IFRS basis) to €219.1 million in Q2 FY24 as compared to €215.9 million in the prior year period
•	Strong Gross Profit margin of 49.9%
•	Positive Adjusted EBITDA margin of 4.0%
•	Cash flow from operating activities at positive €18.5 million
•	Minimal utilization of revolving credit facilities of only 5%. Increase in borrowing capacity of the revolving credit facilities by +50% to 90m EUR to pursue growth opportunities

KEY BUSINESS HIGHLIGHTS

•	Strong net revenue growth in the United States with +17.4% vs. Q2 FY23 and +47.6% growth of US Top Customers
•	Strong growth of number of Top Customers with +15.6% in Q2 FY24 vs. Q2 FY23
•	Strong Average Order Value LTM increasing to a record high of €672 in Q2 FY24
•	Increase of brand desirability with the “Holiday House” activation in Los Angeles, a truly immersive physical luxury shopping experience in partnership with Flamingo Estate during the festive season
•	Launch of exclusive capsule collections and pre-launches in collaboration with Loro Piana, Alexander McQueen, Givenchy, Pucci, Victoria Beckham, Chloé, Alaïa and many more
•	Unique money can’t buy experiences in collaboration with Givenchy (Paris) and Miu Miu (Vienna)
•	Launch of an immersive shopping app for Apple Vision Pro as one of the first luxury platforms to underline digital leadership (February 24)
•	Excellent customer satisfaction with Net Promoter Score of 80.8% in Q2 FY24
•	Five-year strategic partnership signed with DHL for GoGreen Plus to reduce CO₂e emissions by using sustainable aviation fuel (SAF) as largest global e-commerce platform based in Germany

For the full fiscal year ending June 30, 2024, we confirm our guidance at the lower end of the ranges:

•	GMV and Net Sales growth in the range of 8% to 13%
•	Gross Profit growth in the range of 8% to 13%
•	Adjusted EBITDA margin in the range of 3% and 5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its second quarter of fiscal year 2024 financial results on February 15, 2024 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 715-9871 (USA).

The participant access code will be 7531135. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on February 15, 2024, through February 22, 2024, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Net Sales Growth on a constant currency basis is a non-IFRS financial measure that is calculated by translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated, excluding effects from hedge accounting. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effect. Constant currency metrics are calculated using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include the effects of hedge accounting or any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “Life”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €855.8 million GMV in fiscal year 2023 (+15% vs. FY22).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Media Contacts for public relations and business press Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended

	December 31, 2022	December 31, 2023	Change in % / BPs	December 31, 2022	December 31, 2023	Change in % / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 215.9	€ 219.1	1.5%	€ 413.7	€ 423.2	2.3%
Active customer (LTM in thousands) (1), (2)	814	856	5.1%	814	856	5.1%
Total orders shipped (LTM in thousands) (1), (2)	1,876	2,037	8.6%	1,876	2,037	8.6%
Net sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Gross profit	€ 104.2	€ 98.3	(5.6%)	€ 192.0	€ 178.1	(7.2%)
Gross profit margin(3)	54.8%	49.9%	(490 BPs)	52.5%	46.3%	(620 BPs)
Operating Income (Loss)	€ 3.5	€ (4.4)	(225.3%)	€ 2.6	€ (17.5)	(764.3%)
Operating Income (Loss) margin(3)	1.8%	(2.2%)	(400 BPs)	0.7%	(4.6%)	(530 BPs)
Net Loss	€ (0.5)	€ (5.4)	1072.0%	€ (4.3)	€ (17.3)	304.8%
Net Loss margin(3)	(0.2%)	(2.7%)	(250 BPs)	(1.2%)	(4.5%)	(330 BPs)
Adjusted EBITDA(4)	€ 17.7	€ 7.9	(55.3%)	€ 30.4	€ 7.1	(76.7%)
Adjusted EBITDA margin(3)	9.3%	4.0%	(530 BPs)	8.3%	1.8%	(650 BPs)
Adjusted Operating Income (Loss)(4)	€ 14.9	€ 4.1	(72.6%)	€ 25.1	€ (0.2)	(100.6%)
Adjusted Operating Income (Loss) margin(3)	7.9%	2.1%	(580 BPs)	6.9%	0.0%	(690 BPs)
Adjusted Net Income (4)	€ 11.0	€ 3.1	(72.2%)	€ 18.2	€ 0.1	(99.4%)
Adjusted Net Income margin(3)	5.8%	1.5%	(430 BPs)	5.0%	0.0%	(500 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 30 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30 in our quarterly report.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended			Six Months Ended

	December 31, 2022	December 31, 2023	Change in %	December 31, 2022	December 31, 2023	Change in %
(in millions) (unaudited)
Net loss	€ (0.5)	€ (5.4)	1072.0%	€ (4.3)	€ (17.3)	304.8%
Finance costs, net	€ 0.4	€ 1.2	185.2%	€ 0.8	€ 2.2	178.4%
Income tax expense (benefit)	€ 3.5	€ (0.2)	(104.5%)	€ 6.1	€ (2.5)	(140.4%)
Depreciation and amortization	€ 2.8	€ 3.8	37.2%	€ 5.3	€ 7.2	35.3%
thereof depreciation of right-of use assets	€ 2.1	€ 2.4	12.3%	€ 3.8	€ 4.7	23.6%
EBITDA	€ 6.3	€ (0.5)	(108.5%)	€ 8.0	€ (10.3)	(228.9%)
Other transaction-related, certain legal and other expenses (1)	€ 1.8	€ 3.6	105.0%	€ 3.2	€ 6.1	88.0%
Share-based compensation (2)	€ 9.7	€ 4.9	(49.8%)	€ 19.2	€ 11.3	(41.0%)
Adjusted EBITDA	€ 17.7	€ 7.9	(55.3%)	€ 30.4	€ 7.1	(76.7%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Adjusted EBITDA margin	9.3%	4.0%	(530 BPs)	8.3%	1.8%	(650 BPs)

	Three Months Ended			Six Months Ended

	December 31, 2022	December 31, 2023	Change in %	December 31, 2022	December 31, 2023	Change in %
(in millions) (unaudited)
Operating Income (Loss)	€ 3.5	€ (4.4)	(225.3%)	€ 2.6	€ (17.5)	(764.3%)
Other transaction-related, certain legal and other expenses (1)	€ 1.8	€ 3.6	105.0%	€ 3.2	€ 6.1	88.0%
Share-based compensation (2)	€ 9.7	€ 4.9	(49.8%)	€ 19.2	€ 11.3	(41.0%)
Adjusted Operating Income (Loss)	€ 14.9	€ 4.1	(72.6%)	€ 25.1	€ (0.2)	(100.6%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Adjusted Operating Income (Loss) margin	7.9%	2.1%	(580 BPs)	6.9%	(0.0%)	(690 BPs)

	Three Months Ended			Six Months Ended

	December 31, 2022	December 31, 2023	Change in %	December 31, 2022	December 31, 2023	Change in %

(in millions) (unaudited)
Net loss	€ (0.5)	€ (5.4)	1072.0%	€ (4.3)	€ (17.3)	304.8%
Other transaction-related, certain legal and other expenses (1)	€ 1.8	€ 3.6	105.0%	€ 3.2	€ 6.1	88.0%
Share-based compensation (2)	€ 9.7	€ 4.9	(49.8%)	€ 19.2	€ 11.3	(41.0%)
Adjusted Net Income	€ 11.0	€ 3.1	(72.2%)	€ 18.2	€ 0.1	(99.4%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Adjusted Net Income margin	5.8%	1.5%	(430 BPs)	5.0%	0.0%	(500 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

MYT Netherlands Parent B.V.

Key Operating Metrics

(Amounts in € millions)

The following table sets forth the reconciliations net sales to growth of net sales on a constant currency basis:

	Three Months Ended

	September 30, 2022	September 30, 2023	Year-over-Year Change in %

(in millions) (unaudited)
Net Sales	€ 190.1	€ 197.0	3.6%
Foreign Exchange Impact(1)	€ 5.1	€ (3.3)
Net Sales at Constant Currency	€ 185.0	€ 200.4	8.3%

(1)	Foreign Exchange Impact means translating current period financial data using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include the effects from hedge accounting or any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Six Months Ended

(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023

Net sales	190,092	197,029	365,983	384,807
Cost of sales, exclusive of depreciation and amortization	(85,925)	(98,695)	(174,020)	(206,673)
Gross profit	104,167	98,334	191,963	178,134
Shipping and payment cost	(28,284)	(32,513)	(52,313)	(60,825)
Marketing expenses	(28,802)	(23,458)	(54,156)	(47,157)
Selling, general and administrative expenses	(39,089)	(42,012)	(76,733)	(80,439)
Depreciation and amortization	(2,801)	(3,842)	(5,349)	(7,238)
Other expense, net	(1,698)	(887)	(772)	(13)
Operating income (loss)	3,493	(4,378)	2,640	(17,538)
Finance income	244	0	248	1
Finance costs	(664)	(1,197)	(1,040)	(2,207)
Finance costs, net	(420)	(1,197)	(792)	(2,205)
Income (loss) before income taxes	3,073	(5,575)	1,848	(19,744)
Income tax (expense) benefit	(3,535)	161	(6,116)	2,468
Net loss	(462)	(5,414)	(4,268)	(17,276)
Cash Flow Hedge	4,761	1,549	1,701	(195)
Income Taxes related to Cash Flow Hedge	(1,329)	(432)	(475)	54
Foreign currency translation	52	(21)	27	(33)
Other comprehensive income (loss)	3,484	1,096	1,254	(174)
Comprehensive income (loss)	3,022	(4,318)	(3,014)	(17,449)

Basic & diluted earnings per share	€(0.01)	€(0.06)	€(0.05)	€(0.20)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1) (basic and diluted) – in millions	86.6	86.8	86.6	86.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14 of our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2023	December 31, 2023
Assets
Non-current assets
Intangible assets and goodwill	155,283	155,046
Property and equipment	37,227	39,515
Right-of-use assets	54,797	50,021
Deferred tax assets	59	1,158
Other non-current assets	6,573	6,721
Total non-current assets	253,939	252,461
Current assets
Inventories	360,262	409,995
Trade and other receivables	7,521	15,520
Other assets	42,113	35,655
Cash and cash equivalents	30,136	6,437
Total current assets	440,031	467,608
Total assets	693,971	720,068

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	529,775	541,111
Accumulated Deficit	(83,855)	(101,130)
Accumulated other comprehensive income	1,509	1,335
Total shareholders’ equity	447,430	441,317

Non-current liabilities
Provisions	2,646	2,712
Lease liabilities	49,518	45,110
Deferred tax liabilities	726	-
Total non-current liabilities	52,889	47,821
Current liabilities
Borrowings	-	1,404
Tax liabilities	24,073	19,006
Lease liabilities	8,155	8,943
Contract liabilities	11,414	11,909
Trade and other payables	71,085	103,277
Other liabilities	78,924	86,392
Total current liabilities	193,652	230,930
Total liabilities	246,541	278,752
Total shareholders’ equity and liabilities	693,971	720,068

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(4,268)	-	-	(4,268)
Other comprehensive income	-	-	-	1,227	27	1,254
Comprehensive loss	-	-	(4,268)	1,227	27	(3,014)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	19,226	-	-	-	19,226
Reclassification due to cash-settlement of Share-based compensation (1)	-	(1,545)	-	-	-	(1,545)
Balance as of December 31, 2022	1	517,630	(73,002)	1,227	1,555	447,411

Balance as of July 1, 2023	1	529,775	(83,855)	-	1,509	447,430
Net loss	-	-	(17,276)	-	-	(17,276)
Other comprehensive loss	-	-	-	(141)	(33)	(174)
Comprehensive loss	-	-	(17,276)	(141)	(33)	(17,449)
Share-based compensation	-	11,336	-	-	-	11,336
Balance as of December 31, 2023	1	541,111	(101,130)	(141)	1,476	441,317

(1)	For further details, refer to note 14 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Six months ended December 31,
(in € thousands)	2022	2023

Net loss	(4,268)	(17,276)
Adjustments for
Depreciation and amortization	5,349	7,238
Finance costs, net	792	2,205
Share-based compensation	19,226	11,198
Income tax expense (benefit)	6,116	(2,468)
Change in operating assets and liabilities
Increase in inventories	(77,846)	(49,733)
Decrease (increase) in trade and other receivables	722	(7,995)
Decrease in other assets	19,046	6,952
(Decrease) increase in other liabilities	(4,452)	7,154
(Decrease) increase in contract liabilities	(2,831)	494
(Decrease) increase in trade and other payables	(1,910)	32,198
Income taxes paid	(6,896)	(4,738)
Net cash used in operating activities	(46,952)	(14,770)
Expenditure for property and equipment and intangible assets	(12,396)	(4,551)
Net cash (used in) investing activities	(12,396)	(4,551)
Interest paid	(792)	(2,205)
Proceeds from borrowings	-	1,404
Proceeds from exercise of option awards	1,077	-
Payment of lease liabilities	(2,475)	(3,515)
Net cash inflow (outflow) from financing activities	(2,190)	(4,316)
Net decrease in cash and cash equivalents	(61,538)	(23,638)
Cash and cash equivalents at the beginning of the period	113,507	30,136
Effects of exchange rate changes on cash and cash equivalents	(88)	(61)
Cash and cash equivalents at end of the period	51,880	6,437